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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2009__ AND ENDING __12/31/2009__

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREN + MERLIN INC DBA L+M FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 PEARL RD STE 98

(No. and Street)

PARMA   OH   44129

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAUREN A. FERRANTE   440-884-4495

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI

(Name – if individual, state last, first, middle name)

4685 BETA DR   MAYFIELD VILLAGE   OH   44143

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _LAUREN A FERRANTE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _L + M FINANCIAL SERVICES_ , as of _DEC. 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CEO
Title

Notary Public

Edward A. Krause, Attorney
Notary Public: State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L & M FINANCIAL SERVICES

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

L & M FINANCIAL SERICES

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

We have audited the accompanying statement of financial condition of L & M Financial Services (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Mayfield Village, Ohio
January 30, 2010

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

L & M FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	6,194
Accounts receivable		25,297
Deposits		25,675
		57,166
Furniture, fixtures and computer equipment		23,974
Less: Accumulated depreciation		(23,974)
		-
Marketable securities, at fair value		70,786
Total assets	$	127,952

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	44,077
Accrued commissions		8,171
Accrued payroll taxes and other expenses		1,937
		54,185

STOCKHOLDERS' EQUITY

Common stock - no par value

Authorized	- 781 shares	
Issued and outstanding	- 773 shares	141,000
Treasury stock, at cost	- 8 shares	(200)
Accumulated deficit		(67,033)
		73,767
Total liabilities and stockholders' equity	$	127,952

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

REVENUE		
Sales commissions	$	327,071
Realized gain on investments		11,953
Unrealized gain on securities		26,985
Interest and dividend income		2,305
		368,314
OPERATING EXPENSES		
Bank service charges		20
City corporate income tax		241
Commissions		101,404
Dues and subscriptions		3,515
Health insurance		7,607
Insurance		4,258
Margin interest expense		1,861
Office expenses		41,226
Operating expenses		16,422
Postage		252
Professional fees		4,455
Rent		18,288
Storage expense		4,000
Salaries and wages		123,600
Taxes on payroll		10,148
Telephone		5,066
		342,363
NET INCOME	$	25,951

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Treasury Stock	Accumulated Deficit	Total
Balance at December 31, 2008 As previously reported	$ 141,000	$ (200)	$ (17,790)	$ 123,010
Adjustment *			(52,708)	(52,708)
As adjusted	141,000	(200)	(70,498)	70,302
Net income	-	-	25,951	25,951
Distributions to stockholders	-	-	(22,486)	(22,486)
Balance at December 31, 2009	$ 141,000	$ (200)	$ (67,033)	$ 73,767

* Marketable securities were shown at cost.

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,951
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Add back: Item not affecting cash		
Unrealized gain on securities		(26,985)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(11,163)
Increase in marketable securities		(12,720)
Increase in accounts payable		38,073
Increase in accrued commissions		4,537
Increase in accrued payroll taxes and other expenses		1,297
Net cash provided by operating activities		18,990
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders		(22,486)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,496)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		9,690
CASH AND CASH EQUIVALENTS - END OF YEAR	$	6,194

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INTEREST	$	1,861

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lauren & Merlin Inc, dba L & M Financial Services (the "Company") was incorporated in 1986 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and is engaged in managed accounts with a concentration in Northeast Ohio. All trades are cleared and settled through RBC Correspondent Services, a Division of RBC Capital Markets, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Accounts Receivable

Accounts receivable represent commissions due from clearing brokers and agents at the end of the month. These amounts are generally paid by the fifth business day of the following month.

Deposits

The Company maintains a $25,000 security deposit at RBC Correspondence Services and a $675 security deposit for its rented office space.

Furniture, Fixtures and Computer Equipment

Furniture, fixtures and computer equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the investments is approximately $97,000.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Payable

Accounts payable represents the amount of margin interest (at 7.25% at December 31, 2009) due to RBC Correspondent Services.

Accrued Commissions

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the seventh business day of the following month.

Accrued Payroll Taxes and Other Expenses

Accrued payroll taxes and other expenses represent mostly city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the tax authorities by the applicable due date.

Revenue Recognition

Commissions are recognized as income when earned, rather then when received.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2009, the Company exceeded all net capital requirements.

3. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

L & M FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

FORM
X-17A-5
LINE

COMPUTATION OF NET CAPITAL:

Line	Description		Amount
1	Total stockholders' equity from statement of financial condition	$	73,767
2	Less: Stockholders' equity not allowable for net capital		-
3	Total stockholders' equity qualified for net capital		73,767
6D	Total other deductions		(895)
8	Net capital before haircuts on security positions		72,872
9	Haircuts on securities pursuant to 15c3-1		(10,618)
10	Net capital	$	62,254

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Line	Description		Amount
11	Minimum net capital required	$	674
12	Minimum dollar requirement	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital		
	Net capital	$	62,254
	Less: Net capital requirement		(5,000)
	Total	$	57,254
15	Excess net capital at 1000 percent	$	61,243

AGGREGATE INDEBTEDNESS:

Line	Description		Amount
16 and 19	Aggregate indebtedness liabilities	$	10,108
20	Percent of aggregate indebtedness to net capital		16.24%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the Independent Auditors' Report.

L & M FINANCIAL SERVICES

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2009

L & M Financial Services conforms to the exemption provision under Rule 15c3-3 by not collecting or holding funds or securities for, nor owning money or securities to customers.

See the Independent Auditors' Report.



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In planning and performing our audit of the financial statements and supplemental information of L & M Financial Services (the Company), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
January 30, 2010

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X][16]   2) Rule 17a-5(b) [ ][17]   3) Rule 17a-11 [ ][18]

4) Special request by designated examining authority [ ][19]   5) Other [ ][26]

NAME OF BROKER-DEALER

L&M FINANCIAL SERVICES [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

5510 PEARL RD, LOWER LEVEL #98 [20]
(No. and Street)

PARMA [21] OH [22] 44129 [23]
(City)   (State)   (Zip Code)

SEC. FILE NO.

8-42456 [14]

FIRM ID NO.

26247 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/09 [24]

AND ENDING (MM/DD/YY)

12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

Lauren A Ferrante [30]   (440) 884-4495 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]		[33]
[34]		[35]
[36]		[37]
[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ][40]   NO [X][41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ][42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _31_ day of _Dec_ 20 _09_

Manual Signatures of:

1) _Lauren A Ferrante_
   Principal Executive Officer or Managing Partner

2) _Lauren A Ferrante_
   Principal Financial Officer or Partner

3) _Lauren A Ferrante_
   Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER				
L&M FINANCIAL SERVICES	N	3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]

SEC FILE NO. 8-42456 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash .... $	6,194 [200]	$	6,194 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	50,076 [295]		
B. Other	[300] $	[550]	50,076 [810]
3. Receivables from non-customers	[355]	220 [600]	220 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities.........................	[418]		
B. Debt securities.............................	[419]		
C. Options	[420]		
D. Other securities	70,786 [424]		
E. Spot commodities	[430]		70,786 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ _____ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ _____ [150]			
B. Other securities $ _____ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ _____ [170]			
B. Other securities $ _____ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ _____ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	675 [735]	675 [930]
12. Total Assets .... $	127,056 [540] $	895 [740] $	127,951 [940]

OMIT PENNIES

BROKER OR DEALER		
L&M FINANCIAL SERVICES	as of	12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	[1045] $	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	44,077 [1315]	44,077 [1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	10,107 [1205]	[1385]	10,107 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES $	10,107 [1230] $	44,077 [1450] $	54,184 [1760]

Ownership Equity

21. Sole proprietorship $		[1770]
22. Partnership (limited partners) $	[1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		141,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		(67,033) [1794]
E. Total		73,967 [1795]
F. Less capital stock in treasury		(200) [1796]
24. TOTAL OWNERSHIP EQUITY $		73,767 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY $		127,951 [1810]

OMIT PENNIES

BROKER OR DEALER		
L&M FINANCIAL SERVICES	as of	12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ _____ 73,767 [3480]
2. Deduct ownership equity not allowable for Net Capital .... (_____) [3490]
3. Total ownership equity qualified for Net Capital .... _____ 73,767 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ [3520]
   B. Other (deductions) or allowable credits (List) .... _____ [3525]
5. Total capital and allowable subordinated liabilities .... $ _____ 73,767 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
     Statement of Financial Condition (Notes B and C) .... $ _____ 895 [3540]
   B. Secured demand note deficiency .... _____ [3590]
   C. Commodity futures contracts and spot commodities-
     proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] (_____ 895) [3620]
7. Other additions and/or allowable credits (List) .... _____ [3630]
8. Net Capital before haircuts on securities positions .... $ _____ 72,872 [3640]
9. Haircuts on securities (computed, where appliicable,
   pursuant to 15c3-1(f)) :
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
     1. Exempted securities .... _____ [3735]
     2. Debt securities .... _____ [3733]
     3. Options .... _____ [3730]
     4. Other securities .... _____ 10,618 [3734]
   D. Undue concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] (_____ 10,618) [3740]
10. Net Capital .... $ _____ 62,254 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
L&M FINANCIAL SERVICES	as of	12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	674	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	57,254	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	56,254	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	10,107	3790
17. Add:				
A. Drafts for immediate credit	$			3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$			3810
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness		$	10,107	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) %			16.24	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) %			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER

L&M FINANCIAL SERVICES

For the period (MMDDYY) from 10/01/09   [3932] to   12/31/09   [3933]

Number of months included in this statement [3931]

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange   . . . . $ _____ 61,135 [3935]
   b. Commissions on listed option transactions   . . . .   21,813 [3938]
   c. All other securities commissions   . . . .   15,280 [3939]
   d. Total securities commissions   . . . .   98,228 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange   . . . .   [3945]
   b. From all other trading   . . . .   [3949]
   c. Total gain (loss)   . . . .   [3950]
3. Gains or losses on firm securities investment accounts   . . . .   (4,196) [3952]
4. Profits (losses) from underwriting and selling groups   . . . .   [3955]
5. Revenue from sale of investment company shares   . . . .   [3970]
6. Commodities revenue   . . . .   [3990]
7. Fees for account supervision, investment advisory and administrative services   . . . .   [3975]
8. Other revenue   . . . .   3,862 [3995]
9. Total revenue   . . . . $ 97,894 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   . . . .   22,500 [4120]
11. Other employee compensation and benefits   . . . .   51,811 [4115]
12. Commissions paid to other brokers-dealers   . . . .   [4140]
13. Interest expense   . . . .   [4075]
    a. Includes interest on accounts subject to subordination agreements   . . . . _____ [4070]
14. Regulatory fees and expenses   . . . .   2,229 [4195]
15. Other expenses   . . . .   45,067 [4100]
16. Total expenses   . . . . $ 121,607 [4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)   . . . . $ (23,713) [4210]
18. Provision for Federal income taxes (for parent only)   . . . .   [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above   . . . .   [4222]
    a. After Federal income taxes of   . . . . _____ [4238]
20. Extraordinary gains (losses)   . . . .   [4224]
    a. After Federal income taxes of   . . . . _____ [4239]
21. Cumulative effect of changes in accounting principles   . . . .   [4225]
22. Net income (loss) after Federal income taxes and extraordinary items   . . . . $ (23,713) [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items   . . . .   17,234 [4211]

BROKER OR DEALER

L&M FINANCIAL SERVICES

For the period (MMDDYY) from _____10/01/09_____ to _____12/31/09_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 97,480	4240
A. Net income (loss)	(23,713)	4250
B. Additions (includes non-conforming capital of $ ____ 4262)		4260
C. Deductions (includes non-conforming capital of $ ____ 4272)		4270
2. Balance, end of period (from item 1800)	$ 73,767	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER		
L&M FINANCIAL SERVICES	as of	12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $_____ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . _____ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

　　Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

　　8-45411 _____ 4335 ___ X 4570

D. (k) (3) - Exempted by order of the Commission . . . . _____ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL　$_____ 4699

OMIT PENNIES

Instructions:　Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
042456   FINRA   DEC
LAUREN & MERLIN INC      13*13
5510 PEARL RD STE 98 LOWR LEVEL
PARMA OH 44129-2550
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _686_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_150_)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _536_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _53 6_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _536_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAUREN + MERLIN INC
DBA *L + M Financial Services*
(Name of Corporation, Partnership or other organization)

Lauren A Lisanto
(Authorized Signature)

CEO
(Title)

Dated the _26_ day of _JAN_, 20_10_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending _12-3 1_ , 20_0&_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _373 862_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   _373862_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _84197_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   _14897_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   _99071_

2d. SIPC Net Operating Revenues $ _274790_

2e. General Assessment @ .0025 $ _686_

(to page 1 but not less than $150 minimum)

2